EXHIBIT 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company
Sandstorm Gold Ltd. (“Sandstorm” or the “Company”)
Suite 1400 – 400 Burrard Street
Vancouver, BC V6C 3A6
Item 2	Date of Material Change
September 27, 2022
Item 3	News Release
Sandstorm disseminated news releases in respect of the material changes referred to in this report through CNW Group Ltd. on September 27, 2022, and October 4, 2022. The news releases were subsequently filed on SEDAR.
Item 4	Summary of Material Change
On September 27, 2022, Sandstorm announced that it had entered into an agreement with a syndicate of underwriters co-led by BMO Capital Markets and Scotiabank, pursuant to which the Underwriters (as defined below) agreed to purchase, on a bought deal basis, 15,700,000 common shares (the “Common Shares”) of Sandstorm at a price of US$5.10 per Common Share (the “Offering Price”), for aggregate gross proceeds to Sandstorm of US$80,070,000 (the “Offering”). In addition, Sandstorm granted the Underwriters an over-allotment option (the “Over-Allotment Option”) to purchase up to an additional 2,355,000 Common Shares on the same terms and conditions as the Offering, exercisable at any time, in whole or in part, until the date that is 30 days following the closing of the Offering. On September 28, 2022, Sandstorm entered into an underwriting agreement (the “Underwriting Agreement”) with BMO Capital Markets, Scotiabank, National Bank Financial Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., Canaccord Genuity Corp. and Raymond James Ltd. (collectively, the “Underwriters”) with respect to the Offering.

The Offering closed on October 4, 2022, including the exercise of the Over-Allotment Option in full, resulting in the issuance by Sandstorm of 18,055,000 Common Shares and aggregate gross proceeds to Sandstorm of US$92,080,500.
Item 5	Full Description of Material Change
On September 27, 2022, Sandstorm announced that it had entered into an agreement with the Underwriters, co-led by BMO Capital Markets and Scotiabank, and on September 28, 2022, Sandstorm and the Underwriters entered into the Underwriting Agreement, pursuant to which the Underwriters agreed to purchase, on a bought deal basis, 15,700,000 Common Shares at the Offering Price, for aggregate gross proceeds to Sandstorm of US$80,070,000. In addition, Sandstorm granted the Underwriters the Over-Allotment Option.

The Offering closed on October 4, 2022, including the exercise of the Over-Allotment Option in full, resulting in the issuance by Sandstorm of 18,055,000 Common Shares and aggregate gross proceeds to Sandstorm of US$92,080,500.
In connection with the Offering, the Company filed a prospectus supplement dated September 28, 2022 (the “Prospectus Supplement”) to its short form base shelf prospectus dated September 22, 2022 (the “Base Shelf Prospectus”), with the securities regulatory authorities in each of the provinces and territories of Canada, other than Quebec, and in the United States pursuant to the Prospectus Supplement and the Base Shelf Prospectus, under an effective shelf registration statement filed with the U.S. Securities and Exchange Commission under the Canada/U.S. multi-jurisdictional disclosure system (File No. 333-267554).
Sandstorm plans to use the net proceeds of the Offering for future acquisitions of streams and royalties, the repayment, from time to time, of amounts drawn under Sandstorm’s revolving credit facility, and other general working capital purposes, as further detailed in the Prospectus Supplement.
5.2	Disclosure for Restructuring Transactions
Not Applicable.
Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7	Omitted Information
No information has been omitted on the basis that it is confidential information.
Item 8	Executive Officer
For further information contact Erfan Kazemi at (604) 689-0234.
Item 9	Date of Report
October 6, 2022.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This material change report contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation, including, but not limited to, statements with respect to the expected use of net proceeds of the Offering, which ultimately remains subject to the Company’s discretion, as well as the business, operations and financial performance and condition of Sandstorm. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, copper and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in the Sandstorm’s annual report for the financial year ended December 31, 2021 and the section entitled “Risk Factors” contained in Sandstorm’s annual information form dated March 31, 2022 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.